Exhbit 99.1

Gerdau Ameristeel Announces 2009 Fourth Quarter and Year End Results

TAMPA, FL, February 25, 2010 -- Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported a net loss of $46.1 million ($0.11 per share) for the three months ended December 31, 2009, in comparison to a net loss of $25.4 million ($0.06 per share) for the three months ended September 30, 2009 and $1.3 billion ($3.08 per share) for the three months ended December 31, 2008.  Included in the results for the three months ended December 31, 2009 is a pre-tax charge of $12.2 million related to the write-off of deferred financing costs and a pre-tax gain on sale of investments of $3.2 million.  Excluding these adjustments, Non-GAAP Adjusted Net Loss was $40.3 million ($0.09 per share) for the three months ended December 31, 2009.

For the year ended December 31, 2009, the Company incurred a net loss of $161.7 million ($0.37 per share) compared to a net loss of $587.4 million ($1.36 per share) for the year ended December 31, 2008.  Included in the current year results is a $115.0 million pre-tax charge related to actions announced earlier this year to stop production at certain of the Company’s steel mills, a pre-tax charge of $12.2 million related to the writedown of deferred financing costs, a pre-tax charge of $11.9 million related to the early extinguishment of certain debt obligations and a pre-tax gain on the sale of investments of $3.2 million.  Excluding these adjustments, the Non-GAAP Adjusted Net Loss was $73.3 million ($0.17 per share) for the year ended December 31, 2009.  This compares to Non-GAAP Adjusted Net Income of $718.0 million ($1.67 per share fully diluted) for the year ended December 31, 2008.

Net sales for the three months ended December 31, 2009 decreased 9% to $1.0 billion from $1.1 billion for the three months ended September 30, 2009, and decreased 29% from $1.4 billion for the three months ended December 31, 2008.  Weighted average mill selling price decreased 2% or $13 per ton in comparison to the three months ended September 30, 2009 and decreased 33% or $296 per ton in comparison to the three months ended December 31, 2008.  Finished steel shipments were 1.3 million tons, a decrease of 14% or 210,000 tons from the three months ended September 30, 2009 and a decrease of 4% or 55,000 tons from the three months ended December 31, 2008.

Net sales for the year ended December 31, 2009 were $4.2 billion compared to net sales of $8.5 billion for the year ended December 31, 2008.  Weighted average mill selling price for the year ended December 31, 2009 decreased 28% or $247 per ton compared to the same period in 2008 while finished steel shipments decreased 36% to 5.3 million tons for the year ended December 31, 2009 compared to 8.3 million tons for the same period in 2008.

EBITDA was $43.8 million for the three months ended December 31, 2009, compared to EBITDA of $163.0 million for the three months ended September 30, 2009 and $19.4 million for the three months ended December 31, 2008.  For the year ended December 31, 2009, EBITDA was $320.3 million compared to EBITDA of $1.5 billion for the year ended December 31, 2008.

During the three months and year ended December 31, 2009, the Company incurred a foreign exchange loss of $7.4 million and $37.9 million, respectively, as the Canadian dollar strengthened approximately 4% and 16% in comparison to the US dollar.  This charge arose from the revaluation of US dollar investments held by the Company’s Canadian entities.

During December 2009, the Company entered into a new $650 million senior secured asset-based revolving credit facility.  The facility replaced the Company’s $950 million asset-based credit facility that would have matured in October 2010.  The new facility is scheduled to mature in December 2012.  In addition, the Company entered into a $610 million loan agreement with Gerdau Holdings Inc., a subsidiary of Gerdau S.A.  The loan bears interest at 7.95%, is payable semi-annually, has no scheduled principal payment prior to maturity, and will mature in January 2020.  The net proceeds of the Gerdau Holdings, Inc. loan plus an additional $300 million of cash were used to prepay $910 million of the Term Loan Facility.

At December 31, 2009, the Company had $656.3 million of cash and short-term investments, a decrease of $32.1 million from the levels at December 31, 2008.  Excluding both the cash paid by the Company to redeem its $405 million 10 3/8% Senior Notes in August 2009 and the above mentioned $300 million debt prepayment, the Company generated $680.2 million in cash and short-term investments in 2009.  In addition to its cash and short-term investments, the Company had approximately $420.2 million available under secured credit facilities which resulted in a total liquidity position of approximately $1.1 billion at December 31, 2009.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“While 2009 was certainly a challenging year for the steel industry, we took a number of actions to better position us for the future.  In regard to our operations, we reduced our cost structure and implemented processes to better maximize productivity across our network of facilities and we worked very closely with our customer base during these difficult times to enhance our long-term relationships.  From a financial standpoint, using our significant cash generation, we improved the strength of our balance sheet by reducing our debt by $709 million and extending maturities.

Some of the benefits of these actions were evidenced in the fourth quarter 2009 results.  By focusing on what we control, when comparing the fourth quarter of 2009 to the same period of 2008, we improved EBITDA by $24 million despite facing a decline in selling prices and shipment volumes of 33% and 4%, respectively.  I am proud to say that these successes were achieved as a result of the dedication of our teams delivering exceptional performance during these difficult times.

While minimal stimulus dollars were spent during 2009, we believe that more infrastructure projects will be undertaken during 2010.  In addition, there are certain segments such as the nuclear power industry which we believe will begin committing significant investments to modernize the aging infrastructure in North America.  We believe that these factors, along with low customer inventory levels and increases in shipments and selling prices that have occurred since the end of 2009, give us reason to enter 2010 with optimism for a better year.”

IFRS Conversion

In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011.  In accordance with the approval granted by the Canadian securities regulatory authorities, the Company expects to adopt IFRS in 2010.

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A., the liquidity of the Company’s long-term investments, including investments in auction rate securities, and the Company’s reliance on its 50%-owned joint ventures that it does not control.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its fourth quarter conference call on Thursday, February 25, 2010, at 2:30 pm EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America, with annual manufacturing capacity of approximately 12 million tons of mill finished steel products.  Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada.  The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing.  Gerdau Ameristeel’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world.  Gerdau Ameristeel’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.

For more information please contact:

Mario Longhi President and Chief Executive Officer Gerdau Ameristeel (813) 207-2346 mlonghi@gerdauameristeel.com	Barbara R. Smith Vice President and Chief Financial Officer Gerdau Ameristeel (813) 319-4324 basmith@gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

NET SALES	$975,926	$1,436,596	$4,195,723	$8,528,480

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	885,927	1,340,029	3,656,083	6,799,427
Selling and administrative	55,134	65,840	227,683	253,222
Depreciation	56,456	60,090	214,106	219,667
Amortization of intangibles	16,162	26,283	65,736	102,959
Impairment of goodwill	-	1,278,000	-	1,278,000
Facility closure costs	-	-	115,033	-
Other operating expense, net	1,049	11,347	3,520	8,293
	1,014,728	2,781,589	4,282,161	8,661,568

LOSS FROM OPERATIONS	(38,802)	(1,344,993)	(86,438)	(133,088)

(LOSS) INCOME FROM 50% OWNED JOINT VENTURES	7,156	(39,162)	(4,692)	45,005

LOSS BEFORE OTHER EXPENSES AND INCOME TAXES	(31,646)	(1,384,155)	(91,130)	(88,083)

OTHER EXPENSES
Interest expense - non-affilliated	26,425	40,180	132,166	165,607
Interest expense - affilliated	3,772	-	3,772	-
Interest income	(730)	(2,764)	(5,040)	(14,921)
Amortization of deferred financing costs	15,083	2,790	24,274	10,951
Loss on extinguishment of debt	-	-	11,877	-
Foreign exchange (gain) loss, net	7,371	(13,226)	37,914	(21,682)
Realized (gain) loss on investments, net	(3,244)	13,276	(3,244)	59,977
	48,677	40,256	201,719	199,932

LOSS BEFORE INCOME TAXES	(80,323)	(1,424,411)	(292,849)	(288,015)

INCOME TAX (BENEFIT) EXPENSE	(32,729)	(97,320)	(128,576)	287,440

NET LOSS	(47,594)	(1,327,091)	(164,273)	(575,455)

Less: Net Income (Loss) attributable to noncontrolling interest	$(1,496)	$2,329	$(2,557)	$11,952

NET LOSS ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$(46,098)	$(1,329,420)	$(161,716)	$(587,407)

LOSS PER COMMON SHARE - BASIC	$(0.11)	$(3.08)	$(0.37)	$(1.36)
LOSS PER COMMON SHARE - DILUTED	$(0.11)	$(3.08)	$(0.37)	$(1.36)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands, except earnings per share data)

	December 31,	December 31,
	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$631,293	$482,535
Restricted cash	1,691	-
Short-term investments	25,000	205,817
Accounts receivable, net	460,066	677,569
Inventories	814,788	1,267,768
Deferred tax assets	20,742	31,414
Costs and estimated earnings in excess of billings on uncompleted contracts	4,687	14,771
Income taxes receivable	93,652	28,455
Other current assets	22,643	22,936
Total Current Assets	2,074,562	2,731,265
Investments in 50% Owned Joint Ventures	148,609	161,901
Long-term Investments	28,538	33,189
Property, Plant and Equipment, net	1,620,852	1,808,478
Goodwill	1,962,098	1,952,011
Intangibles	450,003	515,736
Deferred Financing Costs	29,084	35,170
Deferred Tax Assets	29,760	-
Other Assets	23,459	32,305

TOTAL ASSETS	$6,366,965	$7,270,055

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$212,900	$182,697
Accrued salaries, wages and employee benefits	93,846	148,244
Accrued interest - non-affiliated	15,344	54,480
Accrued interest - affiliated	3,772	-
Income taxes payable	322	2,983
Accrued sales, use and property taxes	11,889	13,902
Current portion of long-term environmental reserve	4,906	7,599
Billings in excess of costs and estimated earnings on uncompleted contracts	26,212	45,687
Other current liabilities	12,959	20,932
Current portion of long-term debt	3,174	1,893
Total Current Liabilities	385,324	478,417
Long-term Debt, Less Current Portion - Non-affiliated	1,747,601	3,067,994
Long-term Debt - Affiliated	610,000	-
Accrued Benefit Obligations	348,684	339,055
Deferred Tax Liabilities	300,253	323,854
Long-term Environmental Reserve, Less Current Portion	14,415	11,151
Other Liabilities	89,753	116,092
TOTAL LIABILITIES	3,496,030	4,336,563
Contingencies, Commitments and Guarantees
Shareholders' Equity
Capital stock	2,554,110	2,552,323
Retained earnings	352,825	523,187
Accumulated other comprehensive loss	(65,898)	(178,636)
Total Gerdau Ameristeel & Subsidiaries Shareholders' equity	2,841,037	2,896,874
Noncontrolling interest	29,898	36,618
TOTAL SHAREHOLDERS' EQUITY	2,870,935	2,933,492
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,366,965	$7,270,055

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net (loss)	$(47,594)	$(1,327,091)	$(164,273)	$(575,455)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation	56,456	60,090	214,106	219,667
Impairment of goodwill	-	1,278,000	-	1,278,000
Amortization of intangibles	16,162	26,283	65,736	102,959
Amortization of deferred financing costs	15,083	2,790	24,274	10,951
Deferred income taxes	(34,985)	(16,486)	(42,123)	(35,559)
Loss on disposition of property, plant and equipment	547	3,284	2,322	3,322
(Income) loss from 50% owned joint ventures	(7,156)	39,162	4,692	(45,005)
Distributions from 50% owned joint ventures	10,000	-	11,828	41,829
Compensation cost (benefit) from share-based awards	2,182	(3,513)	6,474	2,464
Excess tax benefits from share-based payment arrangements	(6)	(29)	(135)	(1,200)
Realized (gain) loss on investments, net	(3,244)	13,276	(3,244)	59,977
Facility closure costs	-	6,702	115,033	7,807
Loss on extinguishment of debt	-	-	11,877	-
Writedown of inventory	-	45,179	33,044	48,116
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	93,258	421,239	227,323	101,941
Inventories	83,075	376,113	433,702	(147,544)
Other assets	(54,331)	13,708	(46,646)	11,020
Liabilities	9,561	(441,659)	(139,970)	(315,298)
NET CASH PROVIDED BY OPERATING ACTIVITIES	139,008	497,048	754,020	767,992

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(7,092)	(55,068)	(78,086)	(168,117)
Proceeds from disposition of property, plant and equipment	277	1,381	1,804	3,261
Acquisitions	-	(69,903)	-	(287,560)
Opening cash from acquisitions	-	2,249	-	2,249
Change in restricted cash	879	-	(1,691)	-
Purchases of investments	(14,994)	(207,516)	(632,183)	(207,516)
Proceeds from sales of investments	135,946	725	831,096	1,425
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	115,016	(328,132)	120,940	(656,258)

FINANCING ACTIVITIES
Proceeds from issuance of debt - non-affiliated	-	577	-	1,076
Proceeds from issuance of debt - affiliated	610,000	-	610,000	-
Repayments of non-affiliated debt	(910,027)	(106)	(1,327,499)	(4,394)
Payments of deferred financing costs	(8,656)	51	(21,887)	(1,635)
Cash dividends	-	(8,646)	(8,646)	(142,602)
Distributions to subsidiary's noncontrolling interest	-	-	(4,163)	(3,065)
Proceeds from exercise of employee stock options	4	51	216	1,195
Excess tax benefits from share-based payment arrangements	6	29	135	1,200
NET CASH USED IN FINANCING ACTIVITIES	(308,673)	(8,044)	(751,844)	(148,225)
Effect of exchange rate changes on cash and cash equivalents	1,385	(21,538)	25,642	(28,336)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(53,264)	139,334	148,758	(64,827)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	684,557	343,201	482,535	547,362
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$631,293	$482,535	$631,293	$482,535

SUPPLEMENTAL INFORMATION
Cash (refunds) payments for income taxes	$(918)	$6,763	$(20,895)	$338,659
Cash payments for interest	$7,634	$2,160	$164,558	$155,567

Non-GAAP Financial Measures

Non-GAAP Adjusted Net Loss and loss per share, which excludes the impact of the impairment of goodwill, facility closure costs, the loss on extinguishment of debt, writedown of deferred financing costs and the writedown of investments is a non-GAAP financial measure.  Management believes that it is useful as a supplemental measure in assessing the operating performance of the business.  The measure is used by the Company to evaluate business results.  The Company excludes the impairment of goodwill, facility closure costs, the loss on extinguishment of debt, writedown of deferred financing costs and the writedown of investments because it believes they are not representative of the ongoing results of operations of the Company’s business.  Below is a reconciliation of this Non-GAAP measure to net loss for the periods indicated, excluding the impairment of goodwill, facility closure costs, the loss on extinguishment of debt, writedown of deferred financing costs and writedown of investments.

	For the Three Months Ended - Unaudited		For the Three Months Ended - Unaudited
	December 31, 2009	Diluted EPS	December 31, 2008	Diluted EPS
($000s)
Reconciliation of net loss to Non-GAAP Adjusted Net Loss:
Net loss attributable to Gerdau Ameristeel & Subsidiaries	$(46,098)	$(0.11)	$(1,329,420)	$(3.08)
Adjustment for impairment of goodwill	-	-	1,278,000	2.96
Adjustment for income tax on impairment of goodwill	-	-	(32,620)	(0.08)
Adjustment for writedown of deferred financing costs	12,158	0.03	-	-
Adjustment for income tax on writedown of deferred financing costs	(4,667)	(0.01)	-	-
Adjustment for realized (gain) loss on investments, net	(3,244)	(0.01)	13,276	0.03
Adjustment for income tax on realized (gain) loss on investments, net	1,548	0.01	-	-
Non-GAAP Adjusted Net Loss and loss per share	$(40,303)	$(0.09)	$(70,764)	$(0.16)

	For the Year Ended - Unaudited		For the Year Ended - Unaudited

	December 31, 2009	Diluted EPS	December 31, 2008	Diluted EPS
($000s)
Reconciliation of net loss to Non-GAAP Adjusted Net (Loss) Income:
Net loss attributable to Gerdau Ameristeel & Subsidiaries	$(161,716)	$(0.37)	$(587,407)	$(1.36)
Adjustment for impairment of goodwill	-	-	1,278,000	2.96
Adjustment for income tax on impairment of goodwill	-	-	(32,620)	(0.07)
Adjustment for facility closure costs	115,033	0.26	-	-
Adjustment for income tax on facility closure costs	(36,723)	(0.09)	-	-
Adjustment for loss on extinguishment of debt	11,877	0.03	-	-
Adjustment for income tax on loss on extinguishment of debt	(7,518)	(0.02)	-	-
Adjustment for writedown of deferred financing costs	12,158	0.03	-	-
Adjustment for income tax on writedown of deferred financing costs	(4,667)	(0.01)	-	-
Adjustment for realized (gain) loss on investments, net	(3,244)	(0.01)	59,977	0.14
Adjustment for income tax on realized (gain) loss on investments, net	1,548	0.01	-	-
Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share	$(73,252)	$(0.17)	$717,950	$1.67

EBITDA (EBITDA is calculated by adding (loss) earnings before interest and other expense on debt, taxes, depreciation and amortization, investment realized gain (loss), net, minority interest, cash distributions from 50% owned joint ventures, impairment of goodwill, facility closure costs, loss on extinguishment of debt and foreign exchange gain/loss, net; and deducting interest income and earnings from 50% owned joint ventures)  is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP.  The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended - Unaudited
	December 31, 2009	December 31, 2008
($000s)
Net loss	$(47,594)	$(1,327,091)
Income tax (benefit) expense	(32,729)	(97,320)
Interest expense - non-affiliated	26,425	40,180
Interest expense - affiliated	3,772	-
Interest income	(730)	(2,764)
Depreciation	56,456	60,090
Amortization of intangibles	16,162	26,283
Impairment of goodwill	-	1,278,000
Amortization of deferred financings costs	15,083	2,790
Loss (income) from 50% owned joint ventures	(7,156)	39,162
Cash distribution from 50% owned joint ventures	10,000	-
Foreign exchange (gain) loss, net	7,371	(13,226)
Realized (gain) loss on investments, net	(3,244)	13,276

EBITDA	$43,816	$19,380

	For the Year Ended - Unaudited

	December 31, 2009	December 31, 2008
($000s)
Net loss	$(164,273)	$(575,455)
Income tax (benefit) expense	(128,576)	287,440
Interest expense - non-affiliated	132,166	165,607
Interest expense - affiliated	3,772	-
Interest income	(5,040)	(14,921)
Depreciation	214,106	219,667
Amortization of intangibles	65,736	102,959
Impairment of goodwill	-	1,278,000
Facility closure costs	115,033	-
Amortization of deferred financings costs	24,274	10,951
Loss on extinguishment of debt	11,877	-
Loss (income) from 50% owned joint ventures	4,692	(45,005)
Cash distribution from 50% owned joint ventures	11,828	41,829
Foreign exchange (gain) loss, net	37,914	(21,682)
Realized (gain) loss on investments, net	(3,244)	59,977

EBITDA	$320,265	$1,509,367

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

		For the Three Months Ended
	December 31, 2009		December 31, 2008

	Tons		Tons
Production
Melt Shops	1,273,949		1,032,715
Rolling Mills	1,158,748		971,335

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	217,965	17%	213,371	16%
Merchant / Special Sections / Structurals	752,588	58%	734,560	55%
Rod	102,897	8%	82,742	6%
Fabricated Steel	215,158	17%	312,558	23%
Total Shipments	1,288,608	100%	1,343,231	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$605		$901
Fabricated steel shipments	839		1,280

Scrap Charged	217		265

Metal Spread (Selling price less scrap)
Mill external shipments	388		636
Fabricated steel shipments	622		1,015

Mill manufacturing cost	328		489

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

		For the Year Ended
	December 31, 2009		December 31, 2008

	Tons		Tons
Production
Melt Shops	5,412,087		8,359,903
Rolling Mills	5,109,356		7,948,527

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	946,373	18%	1,564,045	19%
Merchant / Special Sections / Structurals	2,806,051	53%	4,710,754	57%
Rod	485,415	9%	620,927	7%
Fabricated Steel	1,075,719	20%	1,424,128	17%
Total Shipments	5,313,558	100%	8,319,854	100%

	$/Ton		$/Ton
Selling Prices
Mill external shipments	$637		$884
Fabricated steel shipments	945		1,150

Scrap Charged	201		340

Metal Spread (Selling price less scrap)
Mill external shipments	436		544
Fabricated steel shipments	744		810

Mill manufacturing cost	315		348